[Letterhead of Eclipse Resources Corporation]

Eclipse Resources Corporation

Via EDGAR and Federal Express

June 2, 2014

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation

Registration Statement on Form S-1 (File No. 333-195679)

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), Eclipse Resources Corporation (the “Company”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering, but excluding information that the Company is entitled to omit under Rule 430A. The Company expects to include these pricing terms in a future amendment to the Registration Statement on Form S-1, as amended (File No. 333-195679) (the “Registration Statement”), prior to launching the Offering.

The Offering terms are a bona fide estimate, as of June 2, 2014, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $27.00 to $30.00 per share of Common Stock, with a midpoint of $28.50 per share of Common Stock. In the Offering, the Company proposes to sell up to 21,500,000 shares of Common Stock, and the selling stockholders identified in the Registration Statement propose to sell up to an aggregate of 8,800,000 shares of Common Stock. The selling stockholders have also granted the underwriters an option to purchase up to an aggregate of 4,545,000 additional shares of Common Stock from the selling stockholders solely to cover over-allotments. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information in advance of the launch of the Offering given recent market volatility as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission

June 2, 2014

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

*        *        *

Please direct any questions that you have with respect to the foregoing to Glen Hettinger of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright) at 214-855-7444.

Sincerely,
Eclipse Resources Corporation

By:	/s/ Benjamin W. Hulburt
Name:	Benjamin W. Hulburt
Title:	Chairman, President and Chief Executive Officer

Enclosures

cc:	Christopher K. Hulburt, Eclipse Resources Corporation
Matthew R. DeNezza, Eclipse Resources Corporation
Glen Hettinger, Norton Rose Fulbright
Bryn A. Sappington, Norton Rose Fulbright
Sean T. Wheeler, Latham & Watkins LLP